OFI Global Asset Management, Inc.

Two World Financial Center

225 Liberty Street, 11th Floor

New York, New York 10281-1008

November 22, 2013

Via Electronic Transmission

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form N-1A for Oppenheimer Rochester® Short Term Municipal Fund (SEC File 811-22139)

Dear Ms. Lithotomos:

Below please find a response to your comments received on November 8, 2013 to Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer Rochester® Short Term Municipal Fund (the “Registrant”) filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2013. For your convenience, we have included your comment in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

1.	Please explain how the use of the term “Rochester” in the Fund’s name complies with Rule 35d-1, since the Fund does not appear to have a policy to invest 80% of its net assets in the City of Rochester’s municipal securities. Please provide an analysis of this issue and discuss whether the Fund should comply with Rule 35d-1 because it is a municipal fund and the term Rochester may imply investment in the City of Rochester’s municipal securities.

The term “Rochester” has been used in the name of certain investment companies previously managed by Rochester Capital Advisors, L.P. (“RCA”), and since January 4, 1996, managed by the Sub-Adviser and/or the Manager. The name “Rochester” first was used in Oppenheimer Rochester® Fund Municipals (previously named “Rochester Fund Municipals”), which commenced operations as a closed-end investment company in December 1982, until May 1986, at which time it commenced operations as an open-end investment company. After the acquisition of RCA by an affiliate of the Manager, additional open-end investment companies were branded with the name “Rochester” to promote the Manager’s specific marketing brand of managing municipal securities in Rochester (where the portfolio managers are still located). Currently, the Manager has approximately 20 mutual funds branded with the “Rochester” name, which invest in a variety of state or national municipal securities. Each “Rochester” branded Fund has on the cover of its prospectus the symbol representing the registered trademark “®” following the Rochester name, to clearly indicate that it is part of a brand. None of those Funds has a policy to invest, under normal circumstances, in securities issued by the City of Rochester, New York. However, for those “Rochester” funds that list a specific state in their name, such as the Oppenheimer Rochester® Arizona Municipal Fund, such a fund would comply with the requirement under Rule 35d-1 to invest, under normal circumstances, at least 80% of its assets (plus borrowings for investment purposes) in securities the interest of which is not subject to such state and federal income tax.

When Rule 35d-1 was adopted, the SEC addressed the circumstances in which the Rule would apply to brand names that suggest a geographic location:

One commenter expressed concern that the rule, by its terms, would apply to an investment company with a long-standing trade name that includes a geographic location, such as the city where the company is headquartered, but which is not intended to refer to the geographic region in which the company invests. We do not intend that rule 35d-1 would require an investment company to change its name in these circumstances, where the connotation of the name is clear through long-standing usage and there is no risk of investor confusion. (Footnote 22 to Release No. IC-24828, Investment Company Names).

We believe that those circumstances apply here. As previously noted, the “Rochester” brand is a long-standing trade name that refers to the geographic location where the Manager’s municipal security portfolio managers reside, and is not intended to refer to the geographic region in which the Fund invests. As clearly contemplated by the SEC as noted above, we believe there is no risk of investor confusion. We note that there are numerous other municipal funds with geographic terms in their name referring to a brand instead of an investment region, such as the Columbia Funds’ line of municipal funds1, none of which have a policy to invest in any geographic location named “Columbia.”2

* * * * *

The undersigned hereby acknowledges that (i) should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (ii) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Edward Gizzi

OFI Global Asset Management, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-4091
egizzi@ofiglobal.com

Sincerely,

/s/ Edward Gizzi

Edward Gizzi
Vice President & Associate Counsel

Tel.: 212.323.4091

cc:	K&L Gates LLP
Lori E. Bostrom, Esq.

1 E.g., Columbia Municipal Income Fund, Columbia Short Term Municipal Bond Fund, Columbia California Intermediate Municipal Bond Fund, Columbia Florida Intermediate Municipal Bond Fund, Columbia Georgia Intermediate Municipal Bond Fund, Columbia Maryland Intermediate Municipal Bond Fund, Columbia North Carolina Intermediate Municipal Bond Fund, Columbia South Carolina Intermediate Municipal Bond Fund, Columbia Texas Intermediate Municipal Bond Fund, Columbia Virginia Intermediate Municipal Bond Fund.

2 An exhaustive list of geographic locations named “Columbia,” among which include various cities and municipalities in the United States, can be found at http://en.wikipedia.org/wiki/Columbia.